SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Global X Internet of Things ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

37954Y780

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 37954Y780	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 689,156
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 496,223
	8)	Shared Dispositive Power 195,881

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 692,104
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 8.02
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 37954Y780	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 684,613
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 492,252
	8)	Shared Dispositive Power 195,309

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 687,561
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.97
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 37954Y780	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,247
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,675
	8)	Shared Dispositive Power 572

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,247
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.05
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 37954Y780	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Ohio Trust Company 81-0991531
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 296
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 296
	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 296
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

Page 6 of 9 Pages

ITEM 1(a) -	NAME OF ISSUER:

Global X Internet of Things ETF

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Global X Funds

600 Lexington Avenue, 20th Floor

New York, New York 10022

ITEM 2(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bank, National

Association; PNC Delaware Trust Company; and PNC Ohio Trust Company

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Ohio Trust Company - 1900 East 9th Street, Cleveland, OH 44114

ITEM 2(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Ohio Trust Company - Ohio

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) -	CUSIP NUMBER:

37954Y780

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 7 of 9 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2023:

(a) Amount Beneficially Owned:	692,104
(b) Percent of Class:	8.02
(c) Number of fund shares to which such person has:
(i) sole power to vote or to direct the vote	689,156
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	496,223
(iv) shared power to dispose or to direct the disposition of	195,881

Of the total fund shares reported herein, 687,561 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 4,247 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 296 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the

Act, or for any other purposes.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc.—HC:

PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 8 of 9 Pages

ITEM 10	- CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024
Date

By: /s/ Gregory H. Kozich
Signature - The PNC Financial Services Group, Inc.
Gregory H. Kozich, Senior Vice President & Controller
Name & Title

February 9, 2024
Date

By: /s/ Gregory H. Kozich
Signature – PNC Bank, National Association
Gregory H. Kozich, Executive Vice President & Controller
Name & Title

February 9, 2024
Date

By: /s/ Joshua Ott
Signature – PNC Delaware Trust Company
Joshua Ott, Fiduciary Market Director
Name & Title

February 9, 2024
Date

By: /s/ John Shockley
Signature – PNC Ohio Trust Company
John Shockley, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A